December 30, 2003

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Tercica, Inc.

Registration Statement on Form 8-A (File No. 000-50461)

Ladies and Gentlemen:

On behalf of Tercica, Inc. (the “Company”), we hereby request that the Company’s Registration Statement on Form 8-A (File No. 000-50461) filed with the Securities and Exchange Commission on November 7, 2003 be withdrawn immediately. Please direct any comments or questions regarding the withdrawal of this filing to either Selim Day or the undersigned by telephone at (650) 493-9300.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ DAVID R. KING

David R. King